Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

February 25, 2014

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,
each dated April 21, 2011, as supplemented by

Supplement No. 2, dated December 19, 2013

John Deere Capital Corporation

$400 million 1.950% Senior Notes Due March 4, 2019

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$400 million
Trade Date:	February 25, 2014
Settlement Date (T+5):	March 4, 2014
Maturity Date:	March 4, 2019
Benchmark Treasury:	1.500% due January 31, 2019
Benchmark Treasury Yield and Price:	1.507%; 99-31
Spread to Treasury:	48 basis points
Reoffer Yield:	1.987%
Coupon:	1.950%
Coupon Payment Dates:	Semi-annually on March 4 and September 4, commencing on September 4, 2014 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.825% plus accrued interest from March 4, 2014
Gross Spread:	0.350%
Net Proceeds (%):	99.475% plus accrued interest from March 4, 2014
Net Proceeds ($):	$397,900,000 plus accrued interest from March 4, 2014
CUSIP:	24422ESK6
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Co-Managers:	BNP Paribas Securities Corp.
Morgan Stanley & Co. LLC
Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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